SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 1)


                              MATLACK SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          $1.00 Par Value Common Stock
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   576901 10 2
                   ------------------------------------------
                                 (CUSIP Number)

               Michael B. Kinnard, Vice President-General Counsel
                              Matlack Systems, Inc.
                                2200 Concord Pike
                           Wilmington, Delaware 19803
                                 (302) 426-2812
--------------------------------------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 25, 1998
                   ------------------------------------------

             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13-d-(b)(3) or (4), check the following box
|_|.

                  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
         13d-1(a) for other parties to whom copies are to be sent.

CUSIP No.  576901 10 2             13D                    Page 2 of  5 Pages
----------------------                                    ------------------


     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Rollins Properties, Inc.
             ------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)
                                                                       (b) X

     3       SEC USE ONLY


     4       SOURCE OF FUNDS


     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
             --------

            NUMBER OF                   7       SOLE VOTING POWER
              SHARES                            600,000
           BENEFICIALLY                 8       SHARED VOTING POWER
             OWNED BY
               EACH                     9       SOLE DISPOSITIVE POWER
            REPORTING                           600,000
              PERSON                   10       SHARED DISPOSITIVE POWER
               WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

             600,000 shares
             --------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.8%
             ----
    14       TYPE OF REPORTING PERSON

             CO
             --

Item 1.           Security and Issuer.
-------           --------------------

                  This Amendment Number 1 to the Schedule 13D filed on January 8, 1990 by Rollins Properties, Inc., a Delaware corporation and a wholly-owned subsidiary of Rollins Truck Leasing, Inc., a Delaware corporation ("Rollins Properties"), relates to Rollins Properties' ownership of shares of common stock, par value $1.00 per share (the "Common Stock") of Matlack Systems, Inc., a Delaware corporation ("Matlack").

                  Except as otherwise noted herein, there have been no material changes to the disclosure in the Schedule 13D, as originally filed. The Schedule 13D is hereby amended as follows:

Item 4.           Purpose of Transaction.
-------           -----------------------

                  On January 8, 1990 Rollins Properties acquired 427,826 shares of Common Stock from Matlack. In March, 1993, Rollins
                  Properties sold 27,826 shares of Common Stock, leaving the company holding 400,000 shares of Common Stock. Effective September 15, 1994, Matlack split its Common Stock on a three share for two share basis. As a result, Rollins Properties became the holder of 600,000 shares of Common Stock.

                  On February 25, 1998, pursuant to a Letter of Intent ("Letter of Intent"), between Apollo Management, L.P. ("Apollo") and Matlack, Matlack and Apollo confirmed the terms pursuant to which Palestra Acquisition Corp., a Delaware corporation formed by Apollo ("Palestra") would purchase all of the issued and outstanding Common Stock of Matlack, a copy of such Letter of Intent is attached hereto as Exhibit A and is incorporated herein by reference. In connection with the proposed merger and simultaneously with the Letter of Intent, on February 25, 1998 Rollins Properties entered into an Option Agreement (the "Option Agreement"), a copy of which is attached hereto as Exhibit B and is incorporated herein by reference, with Apollo and Palestra. Under the terms of the Option Agreement, upon written notice by Palestra, Rollins Properties will sell to Palestra all of its Common Stock at a price per share equal to $12.00, provided that certain conditions are fulfilled. As a result, pursuant to Rule 13d-5(b)(1) under the Exchange Act, as of the date of the Option Agreement, Palestra may be deemed to have acquired beneficial ownership of all of the Common Stock beneficially held by Rollins Properties.

                  Palestra and Apollo seek to acquire all of the Common Stock beneficially owned by Rollins Properties so as to effect the merger of Matlack into Palestra.

Item 5.           Interest in Securities of the Issuer.
-------           -------------------------------------

                  According to the proposed terms of the merger, Palestra would merge with and into Matlack and Matlack would be the surviving entity. Upon consummation of the proposed merger, all of Matlack's outstanding Common Stock will be owned by Apollo.

Item 6.           Contracts, Arrangements, Understandings or
-------           ------------------------------------------
                  Relationships With Respect to Securities of the Issuer.
                  -------------------------------------------------------

                  The response to Item 4 is incorporated herein by reference. In addition to the Option Agreement, in anticipation of the proposed merger of Palestra into Matlack, other of Matlack's shareholders, specifically John W. Rollins, Sr., John W. Rollins, Jr., and Henry B. Tippie (such shareholders collectively, the "Selling Shareholders") have entered into an agreement with Apollo and Palestra (the "Support Agreement #1"), pursuant to which (i) Palestra may, upon written notice to Selling Shareholders and the occurrence of certain conditions, purchase all of such Selling Shareholders' Common Stock at a price per share equal to $12.00 and (ii) Selling Shareholders appoint an individual designated by Palestra as such Shareholders' proxy and attorney-in-fact (with full power of substitution) to vote the Selling Shareholders' Common Stock at any meeting of Matlack's shareholders in favor of the transaction contemplated by the Letter of Intent.

Item 7.           Exhibits.
-------           ---------

                  Exhibit A                 Letter of Intent,  dated  February
                                            25,  1998,  by  and  among  Matlack,
                                            Apollo and Palestra.

                  Exhibit B                 Option  Agreement,  dated February
                                            25,  1998,   by  and  among  Rollins
                                            Properties, Apollo and Palestra.

                  Exhibit C                 Support   Agreement   #1,   dated
                                            February  25,  1998,  by  and  among
                                            Selling  Shareholders,   Apollo  and
                                            Palestra.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  March 11, 1998
                                        -----------------------------------
                                                      (Date)


                                        -----------------------------------
                                                    (Signature)



                                        -----------------------------------
                                                   (Name/Title)